FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 25, 2010 (“ CryptoLogic licenses at least 10 of its innovative betting games to Bet24”)

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses at least 10 of its innovative betting games to Bet24

Deal further expands company's presence in the Scandinavian market

January 25, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has signed an agreement to license at least 10 of its most popular online betting games to Bet24, a Scandinavian online gaming company owned by Modern Times Group MTG AB (MTG), a leading international entertainment broadcasting group with the second largest geographical broadcast footprint in Europe.

The agreement covers some of CryptoLogic’s top branded and non-branded slot games and will provide CryptoLogic with recurring revenues based on wagers placed by Bet24’s customers. Two games are already live on www.bet24.com, with the complete roll-out of the full 10-game suite scheduled to launch through the year. The games will be made available through Gaming Technology Solutions plc, which provides the platform for many of the world's largest Internet gaming sites.

Justin Thouin, CryptoLogic's Vice President, said: "Bet24 is our first new licensee of 2010 and builds on the strong momentum of new customers gained by CryptoLogic in 2009. With a growing roster of leading online gaming operators, CryptoLogic continues to increase its reach across the global player community with its compelling branded gaming content."

Bet24 was founded in 2001 and since 2005 is part of MTG. Bet24 offers gaming entertainment including exciting odds on international as well as local sports events, Casino, Poker, Games, Bingo and Lotto in 15 different languages on www.bet24.com. Bet24 has active clients in more than 70 countries enjoying the full array of gaming services.

Kim Larsen, Casino and Games Manager of Bet24, said: "The agreement with CryptoLogic is in line with our strategy of providing our customers with the best gaming entertainment products available in the market. We are delighted to offer their games to our customers and look forward to working with CryptoLogic to expand our business and enhance user experience."

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Bet24

Bet24 was founded in 2001 and since 2005 is part of the Modern Times Group MTG AB, a leading international entertainment broadcasting group with the second largest geographical broadcast footprint in Europe. Bet24 offers gaming entertainment including exciting odds on international as well as local sports events, Casino, Poker, Bingo and Lotto in 15 different languages on www.bet24.com. Bet24 has active clients in more than 70 countries enjoying the full array of gaming services.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Debra Chan, ext. 229 dchan@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.